Exhibit 12

Motorola, Inc. Computation of

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(In Millions)	2003	2002	2001	2000	1999
Pretax income (loss) (1)	$1,384	$(3,424)	$(5,449)	$2,328	$1,434
Capitalized interest	—	—	(13)	(18)	—
Fixed charges (as calculated below)	822	838	945	806	568

Earnings (2)	$2,206	$(2,586)	$(4,517)	$3,116	$2,002

Fixed charges:
Interest expense	$728	$740	$806	$680	$399(3)
Rent expense interest factor	94	98	139	126	169

Total fixed charges (2)	$822	$838	$945	$806	$568

Ratio of earnings to fixed charges	2.7	0.0(4)	0.0(4)	3.9	3.5

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K.

(2)	As defined in Item 503(d) of SEC Regulation S-K.

(3)	The Company was a guarantor of Iridium’s $750 million guaranteed credit agreement. On November 15, 1999, the Company satisfied its guarantee obligations under this agreement by paying approximately $743 million to the banks providing loans under the agreement. Included with this payment was approximately $3 million in interest charges which have been aggregated in the 1999 total interest expense used for the calculation of total fixed charges.

(4)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2002 and 2001 by $3.4 billion and $5.4 billion, respectively.